UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Prosper Funding LLC
File No. 333-179941 - CF#28066

Prosper Marketplace Inc.
File No. 333-179941-01 - CF#28066

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Prosper Funding LLC and Prosper Marketplace Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 7, 2012 as amended.

Based on representations by Prosper Funding LLC and Prosper Marketplace Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through November 21, 2013
Exhibit 10.6	through November 21, 2013
Exhibit 10.9	through February 1, 2016
Exhibit 10.10	through February 1, 2016
Exhibit 10.11	through February 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel